25003024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68401

SEC Mail Processing
APR 04 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbor View Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

310 3rd Street, Ste. 201
(No. and Street)

Neptune Beach	FL	32266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle McCullough	904-466-3163	mmccullough@hvadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

4920 West Cypress St., Ste 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn Mathis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor View Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI JEAN ADAMS
MY COMMISSION # HH 386223
EXPIRES: April 12, 2027

Signature: [signature]

Title:
CEO & Chief Compliance Officer

Lori Jean Adams 3.28.25
Notary Public

Signer appeared by means of physical presence

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

CONTENTS	Page

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harbor View Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harbor View Advisors, LLC's management. Our responsibility is to express an opinion on Harbor View Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harbor View Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Harbor View Advisors, LLC's financial statements. The supplementary information is the responsibility of Harbor View Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Harbor View Advisors, LLC's auditor since 2021.
Coral Springs, Florida
March 28, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.

Harbor View Advisors, LLC
Statement of Financial Condition
As of December 31, 2024

Assets	
Cash and cash equivalents	$ 64,001
Accounts receivable from customers	50,000
Prepaid expenses	8,702
Due from related party (Note 3)	166,616
Total assets	$ 289,319
Liabilities & Member's Equity	
Accounts payable	$ 8,726
Total liabilities	8,726
Member's equity	280,593
Total liabilities & member's equity	$ 289,319

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Operations
For the Year Ended, December 31, 2024

Revenue	
Services	$ 425,500
Total revenue	425,500
Expenses	
Professional fees	558,987
Other general & administrative (Note 3)	297,426
Provision for credit losses	60,635
Regulatory	18,403
Computer & internet	14,137
Total expenses	949,588
Other Income	
Other income	383
Interest income	2,928
	3,311
Net Loss	$ (520,777)

Non-cash Supplemental Disclosures:

Interest paid	$0
Taxes paid	$0

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended, December 31, 2024

Member's Equity as of January 1, 2024	$1,069,914
Cash contributions	122,144
Capital contributions	4,565,658
Capital withdrawals	(4,956,346)
Net loss	(520,777)
Member's Equity as of December 31, 2024	$ 280,593

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Cash Flows
For the Year Ended, December 31, 2024

Cash Flows From Operating Activities:		
Net loss	$	(520,777)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for credit losses	$	60,635
Changes in operating assets & liabilities:		
Accounts receivable from customers		94,912
Prepaid expenses		(2,033)
Due from related party		(166,617)
Accounts payable & accrued liabilities		(11,589)
Net cash used in operating activities		(545,469)
Cash Flows From Financing Activities:		
Cash contributions		122,144
Net cash provided by financing activities		122,144
Net decrease in Cash & Cash Equivalents		(423,324)
Cash and Cash Equivalents at Beginning of Year		487,325
Cash and Cash Equivalents at End of Year	$	64,001
Supplemental disclosures of cash flow information:		
Non-cash capital withdrawals:		
Prepaid expenses		18,450
Deposits		42,723
Property & equipment, net		931,005
Right of use asset		3,959,906
Due from related party		4,262
Total non-cash capital withdrawals		4,956,346
Non-cash capital contributions:		
Accounts payable & accrued liabilities		119,155
Lease liability		4,027,388
Pension & profit sharing payable		419,115
Total non-cash capital contributions		4,565,658

The accompanying notes are an integral part of this financial statement

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the Company) is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital. The Company has only one class of member's equity.

On January 1, 2024, HVA Holdings ("Holdings"), the Company's parent company, changed its business strategy whereby certain services are to be performed and recognized by Holdings and others by the Company. Additionally, the Company entered into an expense sharing agreement with HVA Holdings to allocate approximately 5% of shared costs to the Company. On this date, the Company also transferred a majority of its' assets and liabilities to its' parent company, HVA Holdings, which consisted of the following:

Capital withdrawals:	
Prepaid expenses	18,450
Deposits	42,723
Property & equipment, net	931,005
Right of use asset	3,959,906
Due from related party	4,262
Total capital withdrawals	4,956,346
Capital contributions:	
Accounts payable & accrued liabilities	119,155
Lease liability	4,027,388
Pension & profit sharing payable	419,115
Total capital contributions	4,565,658

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The amount held in excess of the federally insured limits as of December 31, 2024, was $0.

Accounts Receivable from customers

Accounts receivable from customers are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value at December 31, 2024 after recording a credit loss for $60,635. Accordingly, management has not recorded an allowance for credit losses as of December 31, 2024.

Included in accounts receivable from customers as of December 31, 2024, is $50,000 in unbilled revenue, which represents amounts earned but not yet billed to customers.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606, *Revenue from Contracts with Customers*. Services from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement as this performance obligation is met.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction. Earnouts and other delayed payments are estimated and recognized in the year they are deemed likely to be realized. Certain expenses are reimbursed by customers and included in revenue.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

Revenue from the top three customers accounted for approximately 100% of total revenue for the year ending December 31, 2024. The following table presents the breakdown of M&A advisory services revenue:

The following table presents the breakdown of Services revenue for the year ending December 31, 2024:

Advisory Services	$	125,500
Transaction Success Fees		300,000
Total Services Revenue from Contracts with Customers	**$**	**425,500**

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process. The tax returns of the Company for the years ending in 2024, 2023, 2022 and 2021 are subject to examination by the Internal Revenue Service, generally for three years after filed.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments utilizes an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company had credit losses of $60,635 at December 31, 2024.

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures is a new guidance that requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of Aggregate Indebtedness, as defined. At December 31, 2024, the Company's Net Capital was $55,275 which was $50,275 more than the requirements and the ratio of Aggregate Indebtedness to Net Capital was .15786 to 1.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company shares certain expenses with its' parent company, HVA Holdings, including salaries and other general and administrative expenses. These expenses totaled $292,288 for the year ending December 31, 2024 and are included in the Other general & administrative line item on the Statement of Operations. For such expenses, HVA Holdings owed Harbor View Advisors, LLC $166,616 as of December 31, 2024 for prepaid services.

On and beginning January 1, 2024, the Company transferred the significant portion of its' assets, liabilities and operating activity to its' parent company (see Note 1). The Company paid HVA Holdings $510,000 in professional fees for the year ending December 31, 2024 and are included in the professional fees line item on the Statement of Operations.

In addition, The Officers of Harbor View Advisors, LLC obtained 100% interest in Harbor View CFO Services in 2018.

NOTE 4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of operations and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through March 28, 2025, the date the financial statements were issued, which is the date the financial statements were available to issued and determine there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1
December 31, 2024

Credits	
Member's equity	$ 280,593
Debits	
Accounts receivable from customers	50,000
Prepaid expenses	8,702
Due from related party	166,616
Total debits for non-allowable assets	225,318
Net Capital	55,275
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $8,726	5,000
Excess Net Capital	$ 50,275
Ratio of Aggregate Indebtedness to Net Capital	0.15786
Schedule of Aggregate Indebtedness	
Accounts payable	8,726
Total aggregate indebtedness	$ 8,726

There are no material differences that exist between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2024

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically footnote 74, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR VIEW

March 28, 2025

Assurance Dimensions
3111 N University Dr
Suite 621
Coral Springs, FL 33065

Harbor View Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

Harbor View Advisors, LLC

I, Carolyn Mathis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of Harbor View Advisors, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Harbor View Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harbor View Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor View Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 28, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.